VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

September 21, 2022

VIA EDGAR

Mr. Alberto Zapata, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Equity Trust (the "Registrant")
(File Nos. 333-56881; 811-08817)

Dear Mr. Zapata:

This letter responds to comments provided by telephone to Kathleen Nichols, Nicholas Ward, Anna Jagiello and Angela Gomez on September 12, 2022, by the Staff (the "Staff") of the U.S. Securities and Exchange Commission ("SEC") with respect to Post-Effective Amendment No. 176 (the "Amendment") to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"). This Amendment was filed with the SEC, via the EDGAR system, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), on July 25, 2022. Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the 1933 Act to, as applicable: (i) reflect the revisions discussed herein in response to the Staff's comments; (ii) make certain non- material changes, as appropriate; (iii) include relevant financial information; and (iv) file exhibits to the Registration Statement.

The Registrant hereby acknowledges that comments previously provided by the Staff with respect to the Registrant and certain of the Staff's non-fund/strategy-specific comments previously provided for other funds in the Voya fund complex may be applicable to the Amendment. To the extent that the Staff re-issues such previously issued comments, the Registrant hereby confirms responses to such comments, as reflected in correspondence filed with the Staff at the time those comments were provided.

GENERAL

1.Comment: In future amendments to the Registration Statement, please have the Registrant's comptroller or principal accounting officer sign the Registration Statement, as required by Section 6 the 1933 Act.

Response: The Registrant confirms that its Principal Accounting Officer will sign future amendments to the Registration Statement.

2.Comment: The Staff noted that Class P3 Shares of certain Funds are expected to liquidate and requested that the Registrant consider adding disclosure regarding the expected liquidation, including whether Class P3 Shares will remain open to new investors.

Response: The Registrant respectfully declines to make the requested disclosure changes and instead will remove the Class P3 Shares' Prospectus from the future post-effective amendment because these shares will have liquidated by its anticipated effective date.

Mr. Alberto Zapata, Esq.

U.S. Securities and Exchange Commission

September 21, 2022

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PRINCIPAL RISKS

3.Comment: The Staff noted the inclusion of the following principal risks titled "Environmental, Social and/or Governance (strategy)" and "Environmental, Social and/or Governance (multi-manager)" and requested that for each Fund with one of these risks, the Registrant: disclose examples of ESG criteria considered. In addition, and if accurate, the Staff requested that each applicable Fund disclose that the Fund may make an investment that scores poorly with respect to ESG criteria if the investment scores higher for other non-ESG criteria.

Response: The Registrant confirms that it is currently considering enhancements to its disclosure regarding ESG and further confirms that such enhancements will be included in a future update of the Registration Statement. However, with respect to the Staff's request that the Registrant add disclosure regarding the ability of a Fund to make investments in companies that score poorly with respect to ESG criteria, the Registrant notes that the following disclosure addresses this situation:

ESG factors will be only one consideration in the Sub-Adviser's evaluation of any potential investment, and the effect, if any, of ESG factors on the Sub-Adviser's decision whether to invest in any case will vary depending on the judgment of the Sub-Adviser.

PROSPECTUS COMMENTS TO SPECIFIC FUNDS

VOYA SMALL CAP GROWTH FUND

4.Comment: The Staff noted that Voya Small Cap Growth Fund includes a principal risk titled "Focused Investing" and requested that the Registrant include disclosure in the Fund's "Principal Investment Strategies" section to correspond to this principal risk addressing sector concentration.

Response: The Registrant believes that the following disclosure, which is included in the Fund's "Principal Investment Strategies" section, corresponds to the "Focused Investing" principal risk and therefore respectfully declines to add additional disclosure:

The Fund may at times invest a significant portion of its assets (greater than 25%) in specific sectors of the economy, such as in the technology and health care sectors, respectively.

5.Comment: The Staff noted that Voya Small Cap Growth Fund includes a principal risk titled "Liquidity" and requested that the Registrant include disclosure in the Fund's "Principal Investment Strategies" section to correspond to this principal risk addressing the Fund's investment in illiquid securities.

Response: The Registrant respectfully declines to add the requested disclosure. Item 9 (and relatedly Item 4 in summary form) of Form N-1A, requires a fund to "[d]escribe the Fund's principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest." Although at times the Fund may be invested in illiquid securities, it does not have a strategy to principally invest in illiquid securities.

6.Comment: The Staff noted that in the "Portfolio Management" section of Voya Small Cap Growth Fund's summary prospectus, each Portfolio Manager is listed as having managed the Fund "since inception" and requested that the Registrant either (i) clarify whether this refers to the inception of the

Mr. Alberto Zapata, Esq.

U.S. Securities and Exchange Commission

September 21, 2022

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Voya Fund or the Predecessor Fund; and/or (ii) include the month and year of each Portfolio Manager's appointment to the Fund.

Response: The Registrant has revised the referenced disclosure as follows:

Portfolio Managers

Mitchell S. Brivic, CFA

Portfolio Manager (since inception of Predecessor Fund, 10/04)

Scott W. Haugan, CFA

Portfolio Manager (since inception of Predecessor Fund, 10/04)

Michael C. Coyne, CFA

Portfolio Manager (since inception of Predecessor Fund, 10/04)

Richard J. Johnson, CFA

Portfolio Manager (since inception of Predecessor Fund, 10/04)

MORE INFORMATION ABOUT PRINCIPAL RISKS THAT APPLY TO THE UNDERLYING FUNDS

7.Comment: The Staff noted that the principal risk titled "Interest Rate for Floating Rate Loans"

includes the following disclosure: "[t]he impact of market interest rate changes on a fund's yield will also be affected by whether, and the extent to which, the floating rate loans in the fund's portfolio is subject to floors on the LIBOR base rate on which interest is calculated for such loans (a "LIBOR floor"). So long as the base rate for a loan remains under the LIBOR floor, changes in short-term interest rates will not affect the yield on such loans." The Staff requested that the Registrant explain if the floating rate loans in which the Underlying Fund invests will be re-negotiated to reflect a Secured Overnight Funding Rate ("SOFR") floor in light of the discontinuance of LIBOR and, if so, further requested that the Registrant revise/add appropriate disclosure to reflect this change.

Response: The Registrant expects that any floating rate loans in which the Underlying Fund invests with a base rate tied to LIBOR will be re-negotiated by June 30, 2023 to reflect SOFR or an alternative reference rate in light of the discontinuance of LIBOR. The Registrant therefore respectfully declines to revise the references to "LIBOR" with "SOFR" in the referenced principal risk at this time. The Registrant also notes the principal risk titled "London Inter-Bank Offered Rate" included in the Fund's prospectus otherwise addresses the risks associated with the cessation of LIBOR.

8.Comment: The Staff noted that "Investing through Stock Connect" is included as a principal risk for certain of the Underlying Funds and requested that the Registrant add relevant risk disclosure to the extent an Underlying Fund invests in variable interest entities to gain exposure to Chinese equities.

Response: The Registrant has added the following disclosure to the "Investing through Stock Connect" principal risk in response to Item 9 of Form N-1A:

Many Chinese companies use a structure known as a variable interest entity (a "VIE") to address Chinese restrictions on direct foreign investment in Chinese companies operating in certain sectors. An Underlying Fund's investment exposure to VIEs may pose additional risks because the Underlying Fund's investment is not made directly in the VIE (the actual Chinese operating company), but rather in a holding company domiciled outside of China (a "Holding Company") whose interests in the business of the underlying Chinese operating company (the VIE) are established through contracts rather than through equity ownership. The VIE (which an Underlying Fund is restricted from owning under Chinese law) is

Mr. Alberto Zapata, Esq.

U.S. Securities and Exchange Commission

September 21, 2022

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generally owned by Chinese nationals, and the Holding Company (in which an Underlying Fund invests) holds only contractual rights (rather than equity ownership) relating to the VIE, typically including a contractual claim on the VIE's profits. Shares of the Holding Company, in turn, are traded on exchanges outside of China and are available to non-Chinese investors such as an Underlying Fund. While the VIE structure is a longstanding practice in China, until recently, such arrangements had not been formally recognized under Chinese law. However, in late 2021, the Chinese government signaled its interest in implementing filing requirement rules that would both affirm the legality of VIE structures and regulate them. How these filing requirements will operate in practice, and what will be required for approval, remains unclear. While there is optimism that these actions will reduce uncertainty over Chinese actions on VIEs, there is also caution given how unresolved the process is. Until these rules are finalized, and potentially afterwards depending on how they are implemented, there remains significant uncertainty associated with VIE investments. There is a risk that the Chinese government may cease to tolerate VIE structures at any time or impose new restrictions on the structure, in each case either generally or with respect to specific issuers. In such a scenario, the Chinese operating company could be subject to penalties, including revocation of its business and operating license, or the Holding Company could forfeit its interest in the business of the Chinese operating company. Further, in case of a dispute between the Holding Company investors and the Chinese owners of the VIE, the Holding Company's contractual claims with respect to the VIE may be unenforceable in China, thus limiting the remedies and rights of Holding Company investors such as an Underlying Fund. Control over a VIE may also be jeopardized if a natural person who holds the equity interest in the VIE breaches the terms of the contractual arrangements, is subject to legal proceedings, or if any physical instruments or property of the VIE, such as seals, business registration certificates, financial data and licensing arrangements (sometimes referred to as "chops"), are used without authorization. In the event of such an occurrence, an Underlying Fund, as a foreign investor, may have little or no legal recourse. Such legal uncertainty may be exploited against the interests of the Holding Company investors such as an Underlying Fund. An Underlying Fund will typically have little or no ability to influence the VIE through proxy voting or other means because it is not a VIE owner/shareholder. Foreign (non-U.S.) companies listed on stock exchanges in the United States, including companies using the VIE structure, could also face delisting or other ramifications for failure to meet the expectations and/or requirements of the SEC, the Public Company Accounting Oversight Board, or other U.S. regulators. Any of these risks could reduce the liquidity and value of an Underlying Fund's investments in Holding Companies or render them valueless.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact Anna Jagiello at (480) 477- 2309 or the undersigned at (212) 309-6566.

Mr. Alberto Zapata, Esq.

U.S. Securities and Exchange Commission

September 21, 2022

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Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP